[LETTERHEAD]

June 23, 2008

Mr. H. Christopher Owings
Assistant Director
U.S. Securities and
Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Re:	Forever Valuable Collectibles, Inc. (the Company)
Form S-1 Registration Statement, Amendment No. 4
File Number: 333-148935

Dear Mr. Owings:

This is in response to your May 14, 2008 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter. Please note that the Company has updated its financial statements to March 31, 2008.

General

1.        To respond to this comment, we believe that some background information concerning Fincor, Inc. is appropriate. Fincor, Inc. was incorporated under Colorado law on May 4, 2004. This corporation owns X-Clearing Corporation and X-Pedited Transfer Corporation, each a registered securities transfer agency, as well as the Company. All are currently wholly-owned subsidiaries of Fincor, Inc. Fincor, Inc. has been in operation since 2003, with two main sources of revenue. The first source is fees obtained from its public company clients. The second is transfer fees from individuals, entities, and securities brokerage firms to transfer share certificates.

On July 6, 2004, Fincor, Inc. filed with the Colorado Division of Securities (the "Division") a Limited Registration Offering Statement under cover of Form RL pursuant to the Colorado Securities Code, relating to a proposed offering of up to 1,000,000 Common Shares of Fincor, Inc. The Registration was declared effective by the Division on September 9, 2004. The offering was qualified for sale only in Colorado. No sales were made to other than Colorado investors. Fincor, Inc sold a total of 100,600 shares to a total of 43 investors on a "best efforts, all-or-none" basis to the public pursuant to the Form RL Registration Statement. Fincor, Inc. relied upon Rule 504(b) for its federal exemption and filed a Form D on January 10, 2005. This law firm acquired a total of 300,000 shares for cash in 2004. Fincor, Inc relied upon a Section 4(2) exemption for this transaction.

Mr. H. Christopher Owings
June 23, 2008

Fincor, Inc. is currently quoted in the Pink Sheets under the trading symbol FINC. There are currently a total of 44 record and beneficial holders. We have enclosed a shareholders list, which shows the names of the individual shareholders. As we stated before, none of the shareholders, except for Mr. and Mrs. Stevens, will own more than 10% of the Company. None of these other shareholders are affiliated directly or indirectly with Mr. and Mrs. Stevens, nor are any active in the operations of Fincor, Inc.

The Company was incorporated by Fincor, Inc. as a means to develop a collectibles business. Over a period of time, Fincor, Inc. had developed collectibles inventory and contacts in this industry. Initially, Fincor, Inc. believed that this business could augment its other operations. However, Fincor, Inc. is essentially a securities transfer business. So it became quickly apparent that the possibility of developing a collectibles business under Fincor, Inc. could cause confusion in the investment community, since the collectibles business has no relationship to Fincor, Inc.’s core operations. As a wholly-owned subsidiary of a company with 44 shareholders, Fincor, Inc. believed that spinning of the Company was the only practical method to move forward with this business while keeping it under the ownership of the shareholders of Fincor, Inc., who indirectly owned the original assets because they had been acquired by Fincor, Inc .

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned at (303)793-0304. For accounting comments, please contact Mr. Sam Cordovano at (303) 329-0220.

DAVID WAGNER & ASSOCIATES, P.C.

/s/ David J. Wagner
David J. Wagner

Security Balances - Detail
As Of 06/19/2008
31772E100 - FINCOR INC (COMMON)
ALL HOLDERS

Account Name	Issued	Outstanding
NICHOLAS B. BACHAND	500.0000	500.0000
BALBOA LIMITED LIABILITY COMPANY	300,000.0000	300,000.0000
WYATT BARNETT	500.0000	500.0000
JASON CALDERONE	1,000.0000	1,000.0000
CHESTER M CEDARS	25,000.0000	25,000.0000
NICHOLAS CHAVEZ	1,000.0000	1,000.0000
GLORIA E. COLWELL	3,000.0000	3,000.0000
DEBBIE DELANEY	500.0000	500.0000
MICHEAL DELANEY	500.0000	500.0000
RICHARD D. DOLE	5,000.0000	5,000.0000
DANIEL J. ENRIGHT	1,000.0000	1,000.0000
MONICA C. ENRIGHT	3,000.0000	3,000.0000
DAVID GREGAREK	10,000.0000	10,000.0000
KATHLEEN M. GREGAREK	500.0000	500.0000
MARK R. GREGAREK	500.0000	500.0000
MATTHEW GREGAREK	3,000.0000	3,000.0000
NATALIE GREGAREK	1,400.0000	1,400.0000
REBECCA L. GREGAREK	10,000.0000	10,000.0000
JAMES J. HANOSH	5,000.0000	5,000.0000
KRISTINE M. HUBER	500.0000	500.0000
LARRY P. JAMES	500.0000	500.0000
GREGORY J. KULHANEK	1,000.0000	1,000.0000
D. BLAKE LANZ	200.0000	200.0000
DAVID F. LUTZ	500.0000	500.0000
TOBY L. LUTZ	500.0000	500.0000
MICHEAL R. & JUDITH S. MALONE	5,000.0000	5,000.0000
RONALD F. MORISSETTE	1,000.0000	1,000.0000
CHARLES MORRIS	5,000.0000	5,000.0000
JENNIFER MORTON	500.0000	500.0000
MICHEAL W. MORTON	500.0000	500.0000
OPPENHEIMER & CO INC	10,000.0000	10,000.0000
PEC SERVICES INC	5,000.0000	5,000.0000
MICHELLE L. PERRY	1,000.0000	1,000.0000
JOHN N. PHILBROOK	3,000.0000	3,000.0000
TRISH R. PHILBROOK	3,000.0000	3,000.0000
STEPHANIE Y PRATHER INC	1,000.0000	1,000.0000
GAYLA S. PRATHER	1,000.0000	1,000.0000
SCOTT W. PRATHER	7,000.0000	7,000.0000
STEVEN M. PRATHER	2,000.0000	2,000.0000
SHC LLC	11,475,000.0000	11,475,000.0000
KATHY SHEEHAN	2,000.0000	2,000.0000
TODD SHEEHAN	2,000.0000	2,000.0000
DANIEL SILVA	2,000.0000	2,000.0000
X-CLEARING CORPORATION	20,000.0000	20,000.0000

Report Totals:	11,920,600.0000	11,920,600.0000
Printed: 06/19/2008 12:32:58PM